Exhibit 10

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
Denison Mines Corp. 2010 Results
Conference Call Friday March 11, 2011
Toronto, ON — March 1, 2011 (TSX: DML; AMEX: DNN) Denison Mines Corp. (“Denison” or the “Company”) announces that the Company will hold a telephone conference with a webcast presentation at 10:00 am Eastern Standard Time on Friday, March 11, 2011 to discuss financial results for the year ending December 31, 2010.
Please call in 5-10 minutes before the conference starts and stay on the line (an operator will be available to assist you). The Call in number is (416) 340-8018.
To view the live presentation, please log on at www.denisonmines.com 10 minutes prior to the call.
Approximately two hours after the call:
•	a replay of the telephone conference will be available at 905-694-9451 and the passcode is 2461552; and
•	the presentation will be available at www.denisonmines.com.
About Denison
Denison Mines Corp. is an intermediate uranium producer with production in the United States and a diversified portfolio of development projects in Canada, the United States, Mongolia and Zambia. Further, the Company has strategic ownership interests in two conventional uranium mills in North America. Denison also has a strong exploration portfolio with large land positions in the United States, Canada, Mongolia and Zambia, including the 60% owned Wheeler River project, located in the Athabasca Basin region of northern Saskatchewan.
For further information, please contact:

Ron Hochstein	(416) 979-1991 ext. 232
President and Chief Executive Officer

James Anderson	(416) 979-1991 ext. 372
Executive Vice President & Chief Financial Officer